FOR IMMEDIATE RELEASE: April 7, 2009	PR 09-07

Atna Extends Gold Mineralization at Cecil R Project

Golden, CO – Atna Resources Ltd. (“Atna”) –( TSX:ATN)is pleased to announce that recently completed drilling at the Cecil R project located four miles north of the Briggs Mine, in Inyo County, California, has significantly extended the known zone of gold mineralization. The drilling program included 8,070 feet of reverse circulation rotary drilling in 23 drill holes designed to expand the known mineralized zone to the south and increase drill hole density in the main area of gold mineralization. The program successfully extended mineralization 700 feet to the south and defined the western and eastern limits of the mineralization within the known mineral horizon.

Gold mineralization at Cecil R has been intercepted in a total of 94 drill holes totaling 21,956 feet distributed over an area 2,000 feet (north-south) by 1,000-1,200 feet (east-west). The mineralization is located directly beneath Quaternary alluvial cover and is hosted along an iron oxide-rich, gently dipping zone within strongly weathered quartz-muscovite-feldspar gneiss and amphibolite. The zone’s thickness is variable, ranging in thickness from 10 feet to over 100 feet and occasionally several subparallel zones are present. Within the principal zone of mineralization there are 647 drill samples grading over 0.01 ounce per ton gold, representing 3,214 lineal feet of drilling, which have an average grade of 0.028 ounce per ton gold. This compares to the average grade of proven and probable reserve at the nearby Briggs Mine of 0.021 ounce per ton gold.

The Cecil R project is being evaluated as a satellite project to the Briggs Mine where Atna will begin gold production in the second quarter of 2009. The work completed in this program and the data from previous drilling is being compiled and is anticipated to provide sufficient information to allow the first NI 43-101 compliant resource calculation for the property to be completed during the summer of 2009.

Atna’s President and CEO, James Hesketh, states, “We are encouraged by these new assay results and expansion of the mineralized zone at Cecil R. The Cecil R project may allow us to add additional years of operating life in the Briggs Mine district should an economic reserve be developed at Cecil R. The project should benefit from the close proximity of the Briggs Mine infrastructure, management, and staff. Cecil R will require stand-alone permitting under existing regulations in California which may be feasible due to the favorable geometry of mineralization.”

CECIL R PROJECT DRILL HOLE RESULTS
Drill Hole	From	To	Length	oz/ton Au
CR09-016	25	45	20	0.024
CR09-017	105	115	10	0.020
and	140	145	5	0.010
CR09-018	220	255	35	0.017
and	285	315	30	0.024
CR09-019	No significant	intercepts
CR09-020	90	105	15	0.015
CR09-021	65	85	20	0.044
and	130	140	10	0.012
and	160	165	5	0.016
CR09-022	90	95	5	0.010
and	140	145	5	0.018
CR09-023	60	85	25	0.012
and	155	160	5	0.010
CR09-024	85	95	10	0.013
and	160	165	5	0.154
CR09-025	80	90	10	0.010
and	170	175	5	0.014
CR09-026	150	170	20	0.014
CR09-027	190	240	50	0.022
and	290	295	5	0.032
CR09-028	160	275	115	0.016
including	235	255	20	0.041
CR09-029	215	225	10	0.022
and	320	325	5	0.010
CR09-030	No significant	intercepts
CR09-031	180	215	35	0.009
and	250	260	10	0.012
CR09-032	215	230	15	0.018
and	270	280	10	0.018
CR09-033	135	185	50	0.019
and	235	245	10	0.027
and	260	270	10	0.011
CR09-034	No significant	intercepts
CR09-035	190	215	25	0.019
CR09-036	205	240	35	0.050
and	305	310	5	0.012
CR09-037	70	90	20	0.015
and	120	125	5	0.037
and	140	160	20	0.031
and	170	180	10	0.010
CR09-038	100	115	15	0.037
* Intercept lengths do not represent true widths of the mineralized zones.

Analytical results contained within this press release were completed by standard fire assay methods with an atomic absorption or gravimetric finish by Inspectorate America Corporation, an ISO certified, independent, commercial analytical laboratory located in Sparks, Nevada. Atna maintains a rigorous Quality Assurance - Quality Control program utilizing both certified gold standards and blanks to augment Inspectorate’s internal QA/QC program. This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.

For additional information on Atna Resources a nd the Briggs Mine and Cecil R Project, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to possible mineralized material located at the Cecil R project, and the Company’s possible economic results from mining operations at the Briggs Mine based on technical reports compliant with Canadian NI 43-101. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s mine development plans at the Briggs Mine; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s mine development plans at the Cecil R project; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F dated March 31, 2009.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com